

January 19, 2012

Via E-mail
Steve Pfirman
President
ChatChing, Inc.
1061 E. Indiantown RD. #400
Jupiter, FL 33477

      Re: ChatChing, Inc.
                 Amendment No. 2 to Registration Statement on Form S-1
                 Filed December 20, 2011
                 File No. 333-176962

Dear Mr. Pfirman:

      We have reviewed your amended filing and the related response letter received on December 20, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 14, 2011.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

General

1.   We refer your response to prior comment 3 and the amendment to the Employee/Consultant Benefit Plan filed as Exhibit 4.2 to your amended filing. Given that any amendment made to the Plan will be made at the sole discretion of your board of directors, it is unclear how you are able to make the representation that no amendment to the plan will adversely affect the interests or expectations of consultants existing prior to such amendment. Tell us the criteria your board of directors will use in determining whether an amendment to the Plan will adversely affect existing consultants.

"Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not raise…", page 10

2.   We refer to prior comment 4 and note that you continue to discuss financing received from your officer and director in this risk factor disclosure. Disclosure regarding such financing should be placed in the discussion of your liquidity and capital resources. In

addition, we reissue prior comment 4. Detailed discussion of such financing should not be included in this risk factor as it mitigates the risk associated with your auditors' uncertainty regarding your ability to continue as a going concern.

"We and our Consultants may inadvertently make an offer to sell our securities in violation of federal securities laws…", page 11

3.   We refer to the revisions made in response to prior comment 6. The categorization of your consultants as independent contractors does not appear to have any effect on your potential liability for the consultants' Securities Act violations. To the extent your consultants act as underwriters, you would have primary liability notwithstanding your categorization of your consultants as independent contractors. As such, please clarify that your classification of your consultants as "independent contractors" will not affect any liabilities that you will be subject to under the securities laws or in your response explain why such a revision is not appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

4.   Please revise your document so that the disclosure throughout covers the period of the financial statements included in your document – through September 30, 2011. In this regard, we note that the Overview of Management's Discussion and Analysis reports expenses incurred from inception to July 31, 2011.

Exhibits

5.   You state in your liquidity and capital resources discussion that the credit line promissory notes from Mr. Pfirman and Mr. Palin are in the amount of $250,000 each, aggregating $500,000. We note, however, that the credit line agreement with Mr. Pfirman filed as exhibit 10.2 to your initial registration statement provides that the principal amount of the credit line from Mr. Pfirman is $125,000. We further note that although the credit line agreement with Mr. Palin is in the principal amount of $250,000, the promissory note and security agreement with Mr. Palin are in the amount of $125,000. Please advise as to these discrepancies, and as applicable file and superseding or amending documents as exhibits.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at

 (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.


Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal


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       Michael T. Williams, Esq.
       Williams Law Group P.A.